

May 17, 2012

<u>Via E-mail</u>
Mr. David Baazov
President and Chief Executive Officer
Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, Quebec, Canada
H9R 1C8

> **Re:** **CryptoLogic Limited**
> **Amendment No. 7 to Tender Offer Statement on Schedule TO**
> **Filed on May 16, 2012 by Amaya Gaming Group Inc.**
> **File No. 005-59141**

Dear Mr. Baazov:

We have reviewed your amended filing and have the following comments.

<u>Exhibit 99.(a)(12) -- Notice of Change and Extension of the Offer, dated May 16, 2012</u>

<u>Notice of Change and Extension</u>

<u>Amendments to the Offer Document, page 1</u>

1.   We refer to comment 8 of our letter dated March 1, 2012, in which we asked you to disclose whether there were means under applicable law to squeeze out minority shareholders in the event that you were to obtain more than 50 percent of the CryptoLogic shares, but less than 90 percent. You responded in your letter dated March 8, 2012 that there were no such means, and modified your disclosure to that effect. Please advise how this prior disclosure, made during the initial acceptance period of your offer, comports with your current disclosure regarding a "Subsequent Acquisition Transaction." That disclosure indicates that you own sufficient CryptoLogic Shares to effect a Subsequent Acquisition Transaction, due to the provisions regarding minority holdings under Multilateral Instrument 61-101.

2.   Please advise how you determined that disclosure regarding the Subsequent Acquisition Transaction was not material to security holders, such that it did not need to be disclosed to security holders prior to the end of the initial acceptance period, when withdrawal rights terminated.

3.   Please provide your analysis as to the applicability of Rule 13e-3 to the Subsequent Acquisition Transaction. We note that you did not disclose during the initial acceptance period your intention to engage in a Rule 13e-3 transaction, the form and effect of such transaction and, to the extent known, the proposed terms thereof, and so you do not appear to be relying on Rule 13e-3(g)(1), if an exemption is required.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP